Pricing Sheet dated February 22, 2011 relating to
Offering Summary No. 2011-MTNDD0716 dated February 2, 2011
Preliminary Pricing Supplement No. 2011-MTNDD0716 dated February 2, 2011
Registration Statement Nos. 333-157386 and 333-157386-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities
1,552,000 Mandatory Callable Participation Notes Based on the iShares® MSCI Emerging Markets Index Fund due February 27, 2012

PRICING TERMS – FEBRUARY 22, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the principal amount of your investment at maturity is not guaranteed, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund (“EEM UP”)
Share underlying index:	MSCI Emerging Markets Index
Aggregate principal amount:	$15,520,000
Stated principal amount:	$10 per note
Issue price:	$10 per note (see “Underwriting fee and issue price” below)
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011
Initial valuation date:	August 22, 2011
Mandatory call date:	August 29, 2011
Final valuation date:	February 22, 2012
Maturity date:	February 27, 2012
Mandatory call feature:
If the closing price of the underlying shares on the initial valuation date is greater than or equal to the initial share price, we will call the notes, in whole and not in part, and you will receive for each note you hold on the mandatory call date the mandatory call amount. Accordingly, if the notes are called, you will not participate in any appreciation of the closing price of the underlying shares beyond the mandatory call amount.

Mandatory call amount:	$10.60 (106.00% of the stated principal amount)
Payment at maturity:	If the notes are not mandatorily called, you will receive for each note you hold on the maturity date:
■ If the final share price is greater than the initial share price: $10 + leveraged upside payment
■ If the final share price is less than or equal to the initial share price but greater than or equal to the downside threshold price: $10
■ If the final share price is less than the downside threshold price:
$10 x share performance factor
This amount will be less than the stated principal amount of $10. There is no minimum payment at maturity on the notes, and, accordingly, you could lose your entire investment.
Leveraged upside payment:	$10 x leverage factor x share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$44.80, the closing price of one underlying share on the pricing date.
Downside threshold price:	$40.32 (equal to 90% multiplied by the initial share price)
Final share price:	The closing price of one underlying share on the final valuation date.
Leverage factor:	110%
CUSIP:	17316G438
ISIN:	US17316G4385
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per note	$10.00	$0.20	$9.80
Total	$15,520,000.00	$310,400.00	$15,209,600.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.9333 per note. You should refer to “Fact sheet—Fees and selling concessions” and “Syndicate information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of up to $0.20 for each note sold in this offering. The actual per note underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence.  Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.20, subject to reduction for volume purchase discounts, for each $10 note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.20, subject to reduction for volume purchase discounts, for each $10 note they sell.  Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” and “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the prospectus supplement and prospectus,  each of which can be accessed via the hyperlinks below.

Offering Summary filed on February 2, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311000412/dp20978_fwp-mtndd0.htm
Preliminary Pricing Supplement filed on February 2, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311000411/dp20979_424b2-mtndd0.htm
Prospectus and Prospectus Supplement filed on February 14, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The notes are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.
Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.